

May 10, 2022

Frank Sun
Chief Financial Officer
Q&K International Group Ltd
Suite 1607, Building A, No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People's Republic of China

>   **Re: Q&K International Group Ltd**
>   **Form 20-F for the fiscal year ended September 30, 2021**
>   **Filed February 15, 2022**
>   **File No. 001-39111**

Dear Mr. Sun:

We have reviewed your February 15, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2022 letter.

Form 20-F filed February 15, 2022

Item 3. Key Information, page 9

1.   We note your response to comment 6. Please identify the entities that comprise the column, "Consolidate[d] Subsidiaries." The WFOE that is the primary beneficiary to the VIE should be presented in a separate column, so an investor may gain an understanding of how the WFOE transacts with the VIE and with its parent. Please tell us how this agreement and other pertinent agreements are reflected in the condensed consolidating schedule.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction